UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2024

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

COMPLETION OF ANNUAL REVIEW OF SECURITIES FILINGS

On August 30, 2024, Ardmore Shipping Corporation (“Ardmore” or the “Company”) completed its annual review of its securities filings. As a part of this process, the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) (a) a shelf registration statement on Form F-3 (the “Registration Statement”) registering $500 million of primary securities, which will replace the Company’s existing shelf registration statement filed in August 2021 (File Number: 333-258974), and (b) a prospectus supplement for an at-the-market (“ATM”) program and has entered into an open market sale agreement pursuant to which the Company may offer and sell common shares of up to an aggregate sales amount of $50 million. The ATM program will supplement the Company’s existing ATM program.

Any shares offered and sold by the Company under the Registration Statement and the ATM program will be issued pursuant to the Registration Statement and, in addition with respect to the ATM program, the sales agreement prospectus supplement that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements about: the Company’s future financing activities, including the Company’s plans regarding capital raising. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company’s capital requirements and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2024	ARDMORE SHIPPING CORPORATION

	By:	/s/ Bart Kelleher
Bart Kelleher
Chief Financial Officer, Secretary